November 16, 2007

United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Re: Harris & Harris Group, Inc.
File Number 814-176

Dear Sir or Madam:

Filed herewith is an amendment to the fidelity bond for Harris & Harris Group, Inc. as required by Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”) for the periods covering October 12, 2007 through March 4, 2008. Enclosed is a copy of the executed bond endorsements and the resolutions approved by a majority of the board of directors of the company who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act. The premiums of the bond have been paid for the entire period covered by the bond. Please contact the undersigned at 212-582-0900, ext. 15 with any questions.

Sincerely,

/s/ Sandra M. Forman

Sandra M. Forman
General Counsel

SMF/jm

Enclosures

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	*EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
490PB1498	11/02/07	10/12/07 SPECIFIED IN THE BOND OR POLICY
*ISSUED TO HARRIS & HARRIS GROUP, INC.

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address: From: To:

☒	Item 2.
Bond Period:
From: 12:01 a.m. on 10/12/2007 to 12:01 a.m on 03/04/2008 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒	Item 3.	Limit of Liability is hereby amended to read as follows:
			Limit of Liability	Deductible Amount
		Insuring Agreement A - Fidelity	$3,000,000	$0
		Insuring Agreement B – Audit Expense	$25,000	$2,500
		Insuring Agreement C – Premises	$3,000,000	$15,000
		Insuring Agreement D – Transit	$3,000,000	$15,000
		Insuring Agreement E – Forgery or Alteration	$3,000,000	$15,000
		Insuring Agreement F – Securities	$3,000,000	$15,000
		Insuring Agreement G – Counterfeit Currency	$3,000,000	$15,000
		Insuring Agreement H – Stop Payment	$25,000	$2,500
		Insuring Agreement I – Uncollectible Items of Deposit	$25,000	$2,500
		Optional Coverages Added by Rider: N/A	$ $ $ $ $	$ $ $ $ $

☐	Item 4.	Offices or Premises Covered: The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

ICB028 Ed. 7-04
© 2007 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	*EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
490PB1498	11/02/07	10/12/07 SPECIFIED IN THE BOND OR POLICY
*ISSUED TO HARRIS & HARRIS GROUP, INC.

ADD EXCLUSIONS
MEL5482 Ed. 10/07

It is agreed that:

As respects the available Limit of Liability $2,475,000 excess of $525,000 as endorsed to this bond effective 10/12/2007, the following exclusions are added to Section 2. EXCLUSIONS THIS BOND DOES NOT COVER:

(n)   loss resulting from the use of any credit, debit, charge, access, convenience, identification, cash management or other card, whether such card was issued or purports to have been issued by the Insured or by anyone else, except when covered under Insuring Agreement A.

(0)   loss due to liability imposed upon the Insured as a result of the actual or alleged unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee actually or allegedly acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

© 2007 The Travelers Companies, Inc.

HARRIS & HARRIS GROUP, INC.

Unanimous Written Consent
by the Directors of the Board

October 10, 2007

Pursuant to Section 708 (b) of the New York Business Corporation Law (the "NYBCL"), the undersigned, the members of the Board of Directors of Harris & Harris Group, Inc. (the "Company"), hereby adopt and consent to the adoption of the following resolutions and agree that said resolutions shall have the same force and effect as if adopted at a meeting of the Board of Directors duly called and held for such purpose.

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the "1940 Act"), and Rule 17g-1(a) thereunder, requires a business development company (a "BDC"), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person");

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1;

WHEREAS, the Rule requires that a majority of directors who are not "interested persons" of the BDC approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company;

WHEREAS, under the Rule, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond as specified in the accompanying memorandum attached hereto, and designate an officer who shall make such filings and give such notices;

WHEREAS, Section 17(f)(5) of the 1940 Act requires that the Company maintain a fidelity bond in an amount in excess of amounts in its checking account(s) covering officers or employees authorized to draw on such account ; and

WHEREAS, the Company wishes to increase the fidelity bond amount from $525,000, which had an annual premium of $3,890 to $3,000,000, which will add an additional $5,000 premium annually.

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage of the bond, a copy of which is attached hereto as Exhibit A, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by St. Paul Travelers in the amount of $ 3,000,000, (the "Fidelity Bond") are hereby approved;

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the General Counsel of the Company is hereby designated and directed to:

(1)	File with the SEC within 10 days after receipt of the executed Fidelity Bond, or any amendment thereof:

(i)	a copy of the Fidelity Bond;

(ii)
a copy of each resolution of the Board of Directors, including a majority of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Fidelity Bond and the premium to be paid by the Company;

(iii)	a statement as to the period for which premiums have been paid; and

(iv)	a copy of any amendment to such agreement within 10 days after the execution of such amendment.

(2)	File with the SEC, in writing, within five days after the making of a claim under the Fidelity Bond by the Company, a statement of the nature and amount thereof;

(3)	File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the Fidelity Bond by the Company; and

(4)	Notify by registered mail each member of the Board of Directors at his or her last known residence address of:

(i)	any cancellation, termination or modification of the Fidelity Bond, not less than 45 days prior to the effective date of the cancellation, termination or modification;

(ii)	the filing and the settlement of any claim under the Fidelity Bond by the Company, at the time the filings required by (2) and (3) above are made with the SEC; and

(iii)	the filing and proposed terms of settlement of any claim under the Fidelity Bond by any other named insured, within five days of the receipt of a notice from the issuer of the Fidelity Bond.

These actions are taken this 10th day of October, 2007.

This Unanimous Written Consent may be signed in two or more counterparts, which together shall constitute a single written consent.

/s/ Charles E. Harris	/s/ W. Dillaway Ayres, Jr.
Charles E. Harris (Chairman)	W. Dillaway Ayres, Jr.

/s/ C. Wayne Bardin	/s/ Phillip A. Bauman
C. Wayne Bardin	Phillip A. Bauman

/s/ G. Morgan Browne	/s/ Dugald A. Fletcher
G. Morgan Browne	Dugald A. Fletcher

/s/ Kelly S. Kirkpatrick	/s/ Richard P. Shanley
Kelly S. Kirkpatrick	Richard P. Shanley

/s/ Lori D. Pressman	/s/ Charles E. Ramsey
Lori D. Pressman	Charles E. Ramsey

/s/ James E. Roberts	/s/ Douglas W. Jamison
James E. Roberts	Douglas W. Jamison